

June 12, 2014

Via E-mail
Mr. Michael C. Hughes
Senior Vice President and Chief Financial Officer
FelCor Lodging Trust Incorporated and FelCor Lodging Limited Partnership
545 E. John Carpenter Freeway,
Suite 1300
Irving, Texas 75062

> **Re:** **FelCor Lodging Trust Incorporated**
> **FelCor Lodging Limited Partnership**
> **Form 10-K for fiscal year ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 001-14236 and 333-39595-01**

Dear Mr. Hughes:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 15. Exhibits and Financial Statement Schedules, page 116

Schedule III – Real Estate and Accumulated Depreciation, page 109

1. Please provide us with reconciliations of total cost of land, building and improvements, as well as the related accumulated depreciation in Schedule III, to the related amounts on the balance sheet and/or the related amounts in Note 3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun at 202-551-3581 or the undersigned at 202-551-3629 if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief